EXHIBIT 23.3

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-4 No. 333-115274) and related Prospectus of Synaptics Incorporated for the registration of shares of its common stock with a maximum offering price of $100,000,000 and to the incorporation by reference therein of our report dated July 26, 2002, with respect to the consolidated financial statements and schedule of Synaptics Incorporated as of June 30, 2002 and for each of the two years in the period then ended included in its Annual Report (Form 10-K) for the year ended June 30, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
June 29, 2004